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Regulatory Announcement

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Free annual report

Company	ICAP PLC
TIDM	IAP
Headline	Director Shareholding
Released	15:58 01-Jun-05
Number	0156N

SUPPL

ICAP plc ("the Company")

Directors' interests

Mourant & Co. Trustees Limited as trustee of the ICAP Employee Share Trust (the "Trust") purchased 200,000 ordinary shares in ICAP plc at an average price of £2.75 per share on 31 May 2005. The Company was advised of these transactions on 1 June 2005.

Following the above transactions, the trustee of the Trust holds 1,897,215 unallocated ordinary shares in ICAP plc.

The Trust is a discretionary trust of which all employees and former employees of ICAP plc and its subsidiaries are potential beneficiaries. Four of the Company's directors, Michael Spencer, David Gelber, Jim Pettigrew and Stephen McDermott are therefore regarded for Companies Act purposes as being interested in the ICAP plc shares held by the trustees of the Trust.

PROCESSED
JUN 27 2005
THOMSON FINANCIAL

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Regulatory Announcement

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Company	ICAP PLC
TIDM	IAP
Headline	Director Shareholding
Released	15:45 02-Jun-05
Number	0878N

RNS NUMBER:

FOR IMMEDIATE RELEASE

DATED 2 June 2005

ICAP plc ("the Company")

Directors' interests

Mourant & Co. Trustees Limited as trustee of the ICAP Employee Share Trust (the "Trust") purchased 417,000 ordinary shares in ICAP plc at an average price of £2.83464 per share on 1 June 2005. The Company was advised of these transactions on 2 June 2005.

Following the above transactions, the trustee of the Trust holds 2,314,215 unallocated ordinary shares in ICAP plc.

The Trust is a discretionary trust of which all employees and former employees of ICAP plc and its subsidiaries are potential beneficiaries. Four of the Company's directors, Michael Spencer, David Gelber, Jim Pettigrew and Stephen McDermott are therefore regarded for Companies Act purposes as being interested in the ICAP plc shares held by the trustees of the Trust.

ENDS

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Regulatory Announcement

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Company	ICAP PLC
TIDM	IAP
Headline	Issue of Debt
Released	12:23 03-Jun-05
Number	1315N

3 June 2005

Completion of US$ Subordinated Debt Private Placement

ICAP plc (IAP.L), the world's largest voice and electronic interdealer broker, announces completion of the documentation for a US$225 million 10 year subordinated debt private placement. The funding will take place at the end of June 2005. The entire debt issue will qualify as Tier II Capital for regulatory purposes. The placement includes US$193 million of fixed rate debt and a US$32 million floating rate component. The fixed rate debt will be at a 5.84% coupon with a 10 year maturity. At the fifth anniversary, the fixed debt will reset to a floating rate with a 50 basis point step up on the relevant floating rate. ICAP has an option to repay the fixed debt at five years, and the floating debt after two years.

HSBC were the sole placement agent for this transaction.

Enquiries

Mike Sheard Director of Corporate Affairs (44) 207 0750 7103

About ICAP

ICAP is the world's largest voice and electronic interdealer broker with a daily average transaction volume in excess of $1 trillion, 50% of which is electronic. The Group is active in the wholesale market for OTC derivatives, fixed income securities, money market products, foreign exchange, energy, credit and equity derivatives.

Please go to www.icap.com for more information.



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Regulatory Announcement

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Company	ICAP PLC
TIDM	IAP
Headline	Director Shareholding
Released	15:42 07-Jun-05
Number	2608N

ICAP plc ("the Company")

Directors' interests

Mourant & Co. Trustees Limited as trustee of the ICAP Employee Share Trust (the "Trust") purchased 40,000 ordinary shares in ICAP plc at an average price of £2.895 per share on 6 June 2005. The Company was advised of these transactions on 7 June 2005.

Following the above transactions, the trustee of the Trust holds 2,354,215 unallocated ordinary shares in ICAP plc.

The Trust is a discretionary trust of which all employees and former employees of ICAP plc and its subsidiaries are potential beneficiaries. Four of the Company's directors, Michael Spencer, David Gelber, Jim Pettigrew and Stephen McDermott are therefore regarded for Companies Act purposes as being interested in the ICAP plc shares held by the trustees of the Trust.

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Regulatory Announcement

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Free annual report

Company	ICAP PLC
TIDM	IAP
Headline	Director Shareholding
Released	16:21 08-Jun-05
Number	3254N

ICAP plc ("the Company")

Directors' interests

Mourant & Co. Trustees Limited as trustee of the ICAP Employee Share Trust (the "Trust") purchased 325,000 ordinary shares in ICAP plc at an average price of £2.91 per share on 7 June 2005. The Company was advised of these transactions on 8 June 2005.

Following the above transactions, the trustee of the Trust holds 2,679,215 unallocated ordinary shares in ICAP plc.

The Trust is a discretionary trust of which all employees and former employees of ICAP plc and its subsidiaries are potential beneficiaries. Four of the Company's directors, Michael Spencer, David Gelber, Jim Pettigrew and Stephen McDermott are therefore regarded for Companies Act purposes as being interested in the ICAP plc shares held by the trustees of the Trust.

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Regulatory Announcement

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Company	ICAP PLC
TIDM	IAP
Headline	Director Shareholding
Released	16:05 09-Jun-05
Number	3841N

ICAP plc ("the Company")

Directors' interests

Mourant & Co. Trustees Limited as trustee of the ICAP Employee Share Trust (the "Trust") purchased 150,000 ordinary shares in ICAP plc at an average price of £2.9192 per share on 8 June 2005. The Company was advised of these transactions on 9 June 2005.

Following the above transactions, the trustee of the Trust holds 2,829,215 unallocated ordinary shares in ICAP plc.

The Trust is a discretionary trust of which all employees and former employees of ICAP plc and its subsidiaries are potential beneficiaries. Four of the Company's directors, Michael Spencer, David Gelber, Jim Pettigrew and Stephen McDermott are therefore regarded for Companies Act purposes as being interested in the ICAP plc shares held by the trustees of the Trust.

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Regulatory Announcement

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Company	ICAP PLC
TIDM	IAP
Headline	Director Shareholding
Released	15:26 10-Jun-05
Number	4380N

ICAP plc ("the Company")

Directors' interests

Mourant & Co. Trustees Limited as trustee of the ICAP Employee Share Trust (the "Trust") purchased 444,163 ordinary shares in ICAP plc at an average price of £2.9069 per share on 9 June 2005. The Company was advised of these transactions on 10 June 2005.

Following the above transactions, the trustee of the Trust holds 3,273,378 unallocated ordinary shares in ICAP plc.

The Trust is a discretionary trust of which all employees and former employees of ICAP plc and its subsidiaries are potential beneficiaries. Four of the Company's directors, Michael Spencer, David Gelber, Jim Pettigrew and Stephen McDermott are therefore regarded for Companies Act purposes as being interested in the ICAP plc shares held by the trustees of the Trust.

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Regulatory Announcement

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Free annual report  

Company	ICAP PLC
TIDM	IAP
Headline	Director Shareholding
Released	16:12 10-Jun-05
Number	4457N

ICAP plc ("the Company")

Grant of options under the Bonus Share Matching Plan

On 10 June 2005 options over Ordinary 10p shares in the Company were granted to the following directors under the Bonus Share Matching Plan.

DIRECTOR	BASIC AWARD	MATCHING AWARD
M A Spencer	701,712	701,712
D Gelber	175,428	175,428
J N Pettigrew	201,742	201,742

The exercise price for a Basic Award is £1 and the exercise price for a Matching Award is £1. The exercise period for this award will commence on the day of the announcement of the Company's annual results for the financial year ending
31 March 2008 and will last for a period of 12 months.

The aggregate of the awards, being 2,157,764 Ordinary 10p shares, are to be satisfied by shares held in the ICAP Employee Share Trust (the "Trust").

The Trust is a discretionary trust of which all employees and former employees of ICAP plc and its subsidiaries are potential beneficiaries. Four of the Company's directors, Michael Spencer, David Gelber, Jim Pettigrew and Stephen McDermott are therefore regarded for Companies Act purposes as being interested in the 1,115,614 ICAP plc shares held by the trustees of the Trust that remain unallocated following these awards.

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